Filed by Wallbox B.V.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II Commission File No. 001-40114 Date: September 9, 2021

Cowen’s 14th Annual Global Transportation & Sustainable Mobility Conference

Fireside Chat hosted by Gabe Daoud, Jr., Charging, Battery and Energy Analyst

Gabe Daoud Jr., Cowen:

We’re delighted to host Wallbox CEO, Enric Asuncion, CFO, Wallbox, and CFO, Jordi Lainz for a fireside chat. Wallbox is a Barcelona-based EV charging hardware provider that recently announced its intention to come public via SPAC. Gentlemen, thanks for joining us.

Enric Asuncion, CEO, Wallbox:

Thank you for inviting us.

Gabe Daoud Jr., Cowen:

Maybe let’s take a few minutes here to introduce Wallbox for those on the line who perhaps aren’t familiar with the company. I think it’d be a helpful start.

Enric Asuncion, CEO, Wallbox:

Perfect. So, well, thank you, Gabe. We are Wallbox and we design develop and manufacture intelligent charging solutions for electric cars. But we also have a technology that provides energy management tools for the home. So we cover home charging, semi-public charging, and public charging. So we cover the whole spectrum of charging and we have products that let you charge when energy’s cheaper so you save money products that make you charge as fast as possible, or products like Quasar, which lets you charge your car, but also discharges your car and use your car as a battery for the home or battery for the grid. We’re a global company with presence in 80 countries. We manufacture in-house and we have the best risk margin in the space and one of the fastest growing companies in the space.

Gabe Daoud Jr., Cowen:

Perfect. Great. That’s a great overview. You mentioned Wallbox is a manufacturer, not an owner and operator of the port, so you would fit into maybe the OEM bucket of the space. But can you maybe talk a little bit about the manufacturing process for the hardware and cost exposure and maybe just margin differentiation across AC and the DC product?

Enric Asuncion, CEO, Wallbox:

We provide the hardware and the software. So, we are hardware manufacturers and software developers. For the hardware, I should say, home charging, semi-public charging and public charging. For the hardware, public charging. Right now, on average, it’s 42% of gross margin. When we launch a new product, usually the first six months, we’re around 35% until we improve, ramp up the economies of scale. But our gross margin grows to 55% for the really mature products where we have been able to optimize the costs and the production. The fact that we control the supply chain, the manufacturing, the certification, the product development, that we go from the whole supply chain, these allow us not only to have this growth margin which are actually double than our peers today. So today we already have this 42% gross margin. Also, it’s helping us now too, with the allocations. With this problems with chips and it’s difficult to get some semi-conductors. We have been able with all these crisis to still, and we expect to keep doing that, deliver all of our products in fewer hours without any interruption to our customer. So controlling everything in house is allowing us to have the best risk margin, but also to keep delivering.

Gabe Daoud Jr., Cowen:

Perfect. Let me take you a step back. You had spent many years with Tesla helping to build out the supercharging network. Could you maybe just talk a little bit about your experience there and how that positions Wallbox and some of the learnings that you brought over to Wallbox?

Enric Asuncion, CEO, Wallbox:

Actually, I was the one responsible for Europe — for the home efforts inside Tesla. So my responsibility was making sure that nobody will stop buying electric car in Europe for Tesla because home charging. So home-charging was my goal. I realized that everybody was focused on making industrial public chargers for the highway or for the street and 80% of charging happens at home. That’s what they realized. That most of charging happens at home, so we have a lot of limitations at home. The price of energy changes by the hour so you need to charge when energy is cheaper because you can save a lot of money. People have some very limited power at the home so you need to have smart products to do energy management. What I’ve learned from Tesla was first of all this, that we need to solve home charging, and that why I left Tesla to make Wallbox. But also the culture of innovation. Wallbox is a leading innovation company. We already are selling these products. We made electrical charging, we’re selling them by thousands. So this is not an idea. This is something we are selling in many countries and this is in our DNA and we will always be in front with technology.

Gabe Daoud Jr., Cowen:

That’s helpful. It does take a little bit. You mentioned the focus on the at-home product. You do have the Supernova fast charger. I think you also announced the other day, the Hypernova product. Could you maybe just talk a little bit about the offering and why you planned on or why you intend on getting it to that market?

Enric Asuncion, CEO, Wallbox:

So what we’re doing with Supernova, we tried solving, in our opinion, the two last challenges for public charging which is the cost. The infrastructure cost is very expensive and we need 60 kilowatts per 120 kilowatt chargers everywhere. We need certain public locations, restaurants, fleet, companies. We need these products, not one, we need thousands or hundreds in every location because you want to charge in one hour, the maximum time. That is 120 kilowatts. What we thought is making a product which is 40% more affordable than the competition. Thanks to our DC charging patented technology, we have a technology that allows us to make the product very compact and very affordable because we use high-frequency switching MOSFETs, and that’s actually what we’re we are using Quasars. Supernova is a bunch of Quasars on top of each other. With Hypernova, what we’re trying to solve, which is a 350-kilowatt charger so it’s charging in 15 minutes. That’s for highways. We’re trying to solve the highway challenge, which mainly is allowing 50% of the public chargers that are fast don’t work. So in Europe actually, that’s the data from Europe. And what we’re doing is making sure that every time you go to a public charger, which is a fast charger, will work. So we have all these multiple modules. If one of those modules fail, no problem. The others keep working and we have a lot of redundancy in terms of electronics to make sure it will always work. So these products are so successful that Supernova, we are starting producing it in two weeks and already we have 8,000 units in pre-orders, which amount $130 million to deliver in the following two or three years. So really, really successful product for the customer who have probably tested the product.

Gabe Daoud Jr., Cowen:

Now, that’s great. On that point, you mentioned $130 million for the order implies around $50,000 or so for each, which for us, seems more cheaper options on the DC fast side. Could you maybe just, is that an accurate number and could you maybe just speak to what’s enabling the low cost? You’d mentioned the semiconductor chips you are using silicon carbide. Is that allowing you to kind of shrink the size and lower the cost of other components? Any color there would be helpful?

Enric Asuncion, CEO, Wallbox:

We are anticipating between $12,000 to $16,000. It depends on the options and the power. That’s the price we are going to be launching so that’s right. The way we optimize cost is optimizing the total ownership cost. Using silicon carbide allow us to increase efficiency and to increase switching frequency. But we have the patents in the transformer designs in the four modules. Normal power modules have a characteristics that’s called the switching frequency, which is around 20,000 times per second. That’s the speed you are switching on and off the MOSFETs. Our technologies have one million times per second so we are at 50 times faster. And what that means is you make the product more compact and with less copper and less passive components. So, the actual hardware, which you cannot reduce the cost, which is the copper and the passive component, that’s coils and transformers, that’s where we really, really save money and size. And the second way we reduce the total ownership cost is with the installation. These are very light products, modular products. So you buy the charger, which is around 80 kg, so it’s quite light. Two people can place it in the location or where you want to install. You don’t need to bring highly-paid men to place these chargers. Then, an operator comes, put the different power modules manually. If one of these module fails, you just can remove it and unplug. You don’t need to be specialized. It’s just anybody can do it. It’s plug and play like a computer. Very, very, very easy to do it and that’s also where we save with total cost of ownership.

Gabe Daoud Jr., Cowen:

Great, really helpful. Let me just stick into manufacturing and just capacity. Can you talk about what current capacity is? And then, obviously you mentioned expanding to the U.S. You just recently announced you selected Texas for a U.S. plant. So could you maybe just talk about capacity and expansion into the U.S.?

Enric Asuncion, CEO, Wallbox:

Super excited about this. Right now, we have three manufacturing facilities, two in Europe, one in China, and we can produce half a million chargers a year. We are going to upgrade this capacity with the Arlington factory to one million a year by 2023. So, the factory is going to be starting to produce in the second half of 2022, but we’re also increasing automatization on the different manufacturing plants. This is slide assembly. So really, we get everything from the suppliers and we make sure we assemble everything and we have like, our manufacturer, who is very good control of our supply chain. And the first product we will have in this factory is going to be, first, the Pulsar for the U.S that we are now selling. It’s one of the best sellers on Amazon, if not the best. Really, really successful product. But then will come Supernova and then Hypernova, because Hypernova is actually, I didn’t say that, but it’s the fastest way that you can charge your electric car today. You can charge your car in 15 minutes, and that’s a product that is going to be available also in the second half of next year in the U.S.

Gabe Daoud Jr., Cowen:

Great. That’s great. And maybe just switching gears a bit to ... well, maybe just sticking through manufacturing and the capacity. Can you just maybe talk about the China strategy, Enric, and just some color behind the JV there that you have?

Enric Asuncion, CEO, Wallbox:

So in China, we have two main entities. One is what’s called a woofing. It’s a wholly-owned enterprise that it’s a hundred percent owned by Wallbox. And this company, it’s selling to the retail market installers in China, and it’s also supporting our operations in the APAC region. Then, we have a joint venture with FAW-SN, which is a part of the FAW group, the car manufacturer. This joint venture is focused on the car manufacturers in China. So, it’s more a tier one manufacturer for these kinds of brands. The recent agreement we have is with Hongqi. Hongqi is the state-owned car manufacturer. That’s what the politicians in China use. It’s the car for the government and we are the official charger for Hongqi, for the company called Red Flag. I’m really, really excited that they have this 50,000 units order within the following seven years, and this is one of the first, that we expect to go more. I mean, of the car manufacturers. It’s also giving us a lot of control with the supply chain. So, increasing volumes, we can also have better sourcing from Asia. It’s actually helping a lot, our presence in China, with the semi-conductor crisis. So really we are leveraging a lot the partnerships we have there. Also, in helping us to maintain gross margins stable, while focusing on innovation and time to market.

Gabe Daoud Jr., Cowen:

Perfect. Thank you. Maybe shifting gears to customers, can you talk about the mix of customers across the different channels and are you partnering with other OEMs here in the U.S. and maybe is there a backlog that you can talk to, but just generally help us get a sense of the mix of your customers?

Enric Asuncion, CEO, Wallbox:

So, 40% of our sales globally are through car manufacturers and utility companies. So more or less, it’s 30 car manufacturers and utility companies. We have a European agreement with Nissan, for example, where we sell in 38 countries in Europe. For them was key the fact that we could support them on all these countries. We have the certifications in more than 70 countries and having the certifications is very challenging. It’s not just opening an office to sell in a country. You need to have the product certified by a third party that fulfills the requirements for that high-power product and high voltage products. Having all these certifications is very important for governmental partners and they look for partners that can support them globally. We are the only company with presence in China, APAC, Europe, and the U.S. and it’s really a big asset on our side. That’s 40%. The other 40% it’s what we call meet markets, and that’s our distribution network. These are companies like Drexel, NG. So these are companies that distribute our products and resell it to retailers or to installers. So 40% is this, we have many of those in every country and that’s our distribution network basically. And that’s actually one of the fastest growing because when more electric cars we have in a market, more normally is too, that installers are sent directly to the customer. And the last 20% is our direct sale. So we have a team which is called B2B Direct. So when we have a big agreement with supermarket chains, big corporates, we directly sell. For example, we have an agreement Carrefour. Carrefour is one of the biggest supermarket chains in Europe. So, we sell directly and we are installing chargers in every location they have. And the other 10%, it’s direct sales also but through our e-commerce. So we have Amazon.com, Google.com, these are our e-commerce channels. So as you can see, we’ve covered basically all the channels. But it’s 40% car manufacturers and utilities, 40% distribution, and 20% direct sales. In the U.S., we start in February selling in the U.S. What you are seeing is that it takes time to mature the different channels. So our biggest challenge right now is online, which in the rest of the world is 10%, but it’s because it’s the fastest one to activate. Now, we’re starting to see agreements with the big markets. So we made an agreement with SunPower to resell our products, to Qmari, which is an installer. So we are seeing the first distributors, sign the markets agreement. We are working with the ones that take more time to close, which is the car manufacturers and utilities. We have a big pipeline there. Really, really helping a lot, our merger with Kensington Capital Acquisition Corp II because they have these contacts. They are former CEO of Chrysler and former CEO of Lear. These are automotive guys and really, really helping us out with our growth in the U.S. and that what’s really, really exciting to us too in our company.

Gabe Daoud Jr., Cowen:

Awesome. Very helpful. As a follow-up, you mentioned SunPower. That was a recent announcement of a partnership. Could you maybe just talk a little bit about that and give us some more color?

Enric Asuncion, CEO, Wallbox:

SunPower is the leading solar installations installer in the U.S. They actually have done already 350,000 installations and they are installing 50,000 installations a year. And what’s very interesting is that people love buying electric cars, they tend three times more than anybody else to install solar power. And so really, really, normally who has solar, they probably had before electric car. So activating all the leads they have is great. They are our partners. They are distributing in a non-exclusive way. So they are another partner. They are distributing our products. So when they started installation and they have a customer that has electric car, they resell our products. And the key here is our software, our functionality. It’s because we have the software that combines with any solar installation so it doesn’t matter who’s the manufacturer, but we can automatically charge only when you have solar power. So, if you have excellent solar power, we will charge. Or you want to do a combination, 50% solar, 50% grid. Or you want to charge as fast as possible. So it doesn’t matter if it is solar power or not. All these functionalities are in all of our products. So that’s what really excited SunPower. And we are seeing a bigger agreement moving forward which is with the Quasar, the bidirectional charger. Because with the bidirectional charger, it’s going to be available in the U.S. next year. However, now it’s really available in Europe and in Australia, but not in the U.S. For them, it’s any sort of solar installer, it’s changing everything. You don’t need any more to buy static storage. You don’t need to buy batteries. With your car, you already have a massive battery that can power your home for four days. And that’s what we are bringing to the them and that’s what they are all looking for.

Gabe Daoud Jr., Cowen:

Really helpful. Maybe just stick then to the software side, do talk to us a little bit more about that. The MyWallbox capabilities and then how the software offering is monetized?

Enric Asuncion, CEO, Wallbox:

So for home charging, it’s right now for free. What we offer is energy management solutions for a single home. And that’s what I was telling you, the EcoSmart. Charge with solar power or charge when energy is cheaper with time of use, or adapt to the power of the installation. So actually 70% of the chargers we sell today, have activated an energy management functionality today. It’s something that 70% of customers are using. So really, really, it’s necessary for them. And the most common functionality that people activate is what we call power boost. That’s when you have a limited available power at home. So if you start the air con and also the oven, and you start consuming lots of power, it may happen that you exceed the maximum power of your installation. The charging in real time is adapting to this power dynamic, and savings that bring for big fleets and for companies. But for semi-public spaces and for fleets, what we have is my MyWallbox, which is our platform that allows you to manage thousands of users to users. It doesn’t matter. There’s no limit in the number of users. Thousands of chargers, so you can manage your infrastructure. You can even sell the energy. So you want to monetize your infrastructure because you’re a parking lot, you can sell the energy. And all of this is enabled by MyWallbox. It comes straight with all of our products, and you have to pay five euros a month per charger, connected to MyWallbox. This is mandatory for all charges that are not in a home space. So that’s one part of our recurring revenue. And finally, we have an Electromaps, which is our public charging app. So this is an app where you can find and pay for any public charging stations. So we have today more than 150,000 public charging stations connected to Electromaps that we don’t own. We are not an owning operator. We just have the agreements with the different charge point operators. So that is our bidirectional agreement. So our users can locate and pay, and we get a 10% fee for all the energy transactions that go through this platform. To give you an idea, this is our leading new platform in Southern Europe. We have 90% market share of any users for the Electromaps in Southern Europe. So a really successful app, which now we are taking to other continents and other countries.

Gabe Daoud Jr., Cowen:

Great. Perfect. Can you talk about the Iberdrola relationship a bit. A customer of yours and obviously a future investor, but any other thoughts around that relationship and potential for additional orders from them over time?

Enric Asuncion, CEO, Wallbox:

So, historically for the portfolio of products we have been offering, which has been home charging and semi-public charging, we normally have been around 90% of their potentials. We are a department for them. They are shareholder. They are a member of the board. It is an important investor for us also. They have around a little less than 10% of ownership at Wallbox. Right now, Iberdrola has planned to install more than 150,000 stations in all the countries where they operate. That’s a plan that they have to deliver before 2025. With Supernova and Hypernova, we are covering the whole spectrum of products they need. And until now we have the 90%. We don’t always report on that, but we are working to ensure that, and in fact, they already placed the first order for the first produced Supernovas. So, the first 1,000 Supernovas that are going to be produced will be delivered directly to Iberdrola because they have this commitment with the governments in the countries they operate to install these 150,000 chargers. They really have to ramp up. They are excited about Supernova because it reduced operational costs, but also ensures that they can get the supply because Supernova is manufactured like a car. It’s a plastic, it has some metal reinforcements to make sure it’s strong, but everything is quickly installed, quickly built. You don’t need to like other manufacturers that you need specialized teams passing cables, doing electrical cabinet. That’s not Supernova. It’s electronics, and just block per block connectors and that’s it. So we can really increase a lot of the volume and the deliveries, and they’re really excited about that. But same is happening with other utilities. Like, for example, Copec. Copec is a petrol company in Chile, in South America. They also placed this order which also as investor at Wallbox and many other utilities which have invested with our customers.

Gabe Daoud Jr., Cowen:

Great. No, that’s helpful. Maybe just sticking to the customer side again, the fleet opportunity is likely to be pretty big as commercial vehicles continue to electrify or start electrifying. And that really accelerates. Enric, could you maybe just talk a little bit about that channel and how you intend on maybe gaining share there?

Enric Asuncion, CEO, Wallbox:

So you mean for company fleets, no?

Gabe Daoud Jr., Cowen:

Yes.

Enric Asuncion, CEO, Wallbox:

The way we’re, that’s part of our B2B Direct normally. That’s where a lot of investment with MyWallbox is going to because you require what’s called automatic reimbursement. We have it in many countries, so for example, in Netherlands or in Belgium or Spain or Norway, we are able to reimburse the employee automatically. So if your employees are charging at home for a work car, you need to be able to reimburse via local regulations in every country. What we are doing now is investing and make sure we could cover these in all countries in the world. So for example, Germany, and right now it’s around 10% of our sales, but we are pushing to grow that and we expect by 2025 to have a much bigger part, post at 30%.

Gabe Daoud Jr., Cowen:

Okay, great. Maybe let’s talk about, so you need to close the transaction here and have a good amount of cash on the balance sheet, but do you think the business is fully funded until you start generating free cash flow as you move throughout the next couple of years?

Enric Asuncion, CEO, Wallbox:

Yes, absolutely. So we expect to globally up to $330 million of proceeds, which will fully fund ... maybe we’ll let Jordi, our CFO, to comment about that. Jordi, over to you.

Jordi Lainz, CFO, Wallbox:

Yeah, absolutely. Thank you, Enric. Well, basically the business plan is fully funded business plan, which also includes, of course, the net cash from the company at the beginning of the period of this business plan which is approximately $48 million. Additionally, it’s important to say that this business plan cover also the working capital needs for the financing growth to give us a significant space, a significant cushion, because we have a lot of opportunities to finance these growth for working capital as inventories through the existing and the future working capital financing line that we can get from the banks, from the institutional and commercial banks. But in any case, the plan, it’s how it was mentioned with this fund’s fully fund our business plan included not only CAPEX and OPEX or negative cashflow, also working capital needs.

Gabe Daoud Jr., Cowen:

Thanks really, really helpful. So it’s about a minute left. Thanks again, gentlemen, for joining, I’ll maybe just close with, if we were to reconvene one year from now, what do you think that you guys will look back on as the biggest achievements for Wallbox over the next 12 months.

Enric Asuncion, CEO, Wallbox:

So, well, we’re on track for our business plan. We expect to triple our sales versus last year. So really one of the fastest growing companies. We are launching Hypernova and Supernova so it’s going to be very exciting one year to see how these products are taking more of our portfolio. And our U.S. expansion. U.S., we expect to be by the end of this year, our biggest country by sales globally. Very exciting, the new agreements and contracts that we’ve got with the U.S. especially when also Quasar is going to be in the U.S. which we have lots of interest from many companies waiting for this product.

Gabe Daoud Jr., Cowen:

Great. Well, looking forward to watching the progress. Thank you guys so much for joining and best of luck to you both the rest of the year.

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forwardlooking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination;

the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; and underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and the proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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